Exhibit 99.1

DDC Enterprise Announces Closing of its $528 Million Financing to Advance Bitcoin Treasury Strategy

FOR IMMEDIATE RELEASE

NEW YORK--(BUSINESS WIRE) – 1 July 2025 -- DDC Enterprise Limited (NYSE: DDC) (“DDC” or the “Company”) today announced the successful initial closing of its previously announced financings of up to an aggregate of $528 million capital raise with Anson Funds, among others. These transformative financings, among the largest dedicated Bitcoin raises by a NYSE-listed company, are expected to provide DDC with immediate capital to execute its corporate Bitcoin accumulation strategy.

The initial closings of this comprehensive financing includes:

•	Closing of $26 million strategic PIPE investment from premier Bitcoin and digital asset investors, which included conversion of outstanding debt to further strengthen the balance sheet.

•	Funding of $25 million by issuance of first tranche of convertible notes (with committed additional capacity of up to $275 million available in subsequent drawdowns) with Anson Funds.

•	Funding of $2 million in a private placement from Anson Funds in addition to a $200 million equity line of credit.

Norma Chu, Founder, Chairwoman and CEO of DDC Enterprise, stated, “this maximum aggregate $528 million capital commitment marks a watershed moment for DDC. With premier institutions such as Anson Funds, Animoca Brands, and Kenetic Capital backing our vision, we believe we have unprecedented capacity to execute our mission of building one of the world’s most valuable corporate Bitcoin treasuries and becoming a top global Bitcoin holder.”

Maxim Group LLC acted as exclusive financial advisor for the transaction. The Company intends to use the net proceeds from this offering for the purchase of Bitcoin.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About DDC Enterprise Limited (NYSE: DDC)

DDC Enterprise Limited (NYSE: DDC) is spearheading the corporate Bitcoin treasury revolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset, executing an aggressive accumulation strategy. While continuing to grow its portfolio of culinary brands -- including DayDayCook, Nona Lim, and Yai’s Thai -- DDC is now at the vanguard of public companies integrating Bitcoin into their financial architecture.

Caution Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements.

Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Examples of forward-looking statements include those related to business prospects, accumulation of Bitcoin, and the Company’s goals and future activity under the financing transactions described above, including the use of proceeds in the offerings. These statements are subject to uncertainties and risks including, but not limited to, the risk factors discussed in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our Forms 20-F, 6-K and other reports, including a Form 6-K which with copies of the definitive documents related to the above transactions, to be filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law.

For Bitcoin Investor Relations:

Yujia Zhai | ddc@orangegroupadvisors.com

Media: pr@daydaycook.com